Exhibit 16.1

Change in Certifying Accountant

April 23, 2009

Office of the Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:  Change in Certifying Accountant

Ladies and Gentlemen:

We are the former auditors or BSN Systems, Inc. (formally DKR Holdings, Inc.). We have read the Company’s Item 9, Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, located in the Company’s Annual Report on Form 10-K dated April 23, 2009 and are in agreement with the disclosures therein insofar as it pertains to our firm. We have no basis to agree or disagree with other statements of the Company contained therein.

/s/ Malone & Bailey, PC

__________________________

Malone & Bailey, PC

www.malone-bailey.com

Houston, Texas